Filed Pursuant to Rule 424(b)(3)
Registration No. 333-154311

PROSPECTUS SUPPLEMENT
to
PROSPECTUS DATED APRIL 3, 2009

The attached Current Report on Form 8-K, dated May 19, 2010, was filed by the registrant with the Securities and Exchange Commission, and should be read in conjunction with the Prospectus dated April 3, 2009.

The date of this Prospectus Supplement is May 20, 2010.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): May 19, 2010 (May 17, 2010)

SouthPeak Interactive Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-51869	20-3290391
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2900 Polo Parkway
Midlothian, Virginia 23113

(Address of principal executive offices) (Zip Code)

Registrant’s Telephone Number, Including Area Code: (804) 378-5100

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a- 12 under the Exchange Act (17 CFR 240.14a- 12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On May 17, 2010, SouthPeak Interactive Corporation (the “Company”) issued a press release announcing financial results for the quarter ended March 31, 2010. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On May 17, 2010, the Company conducted a conference call for investors to discuss its financial results for the quarter ended March 31, 2010. The full text of the conference call is furnished herewith as Exhibit 99.2 and is incorporated herein by reference.

The information contained in Items 2.02 and 7.01 and in the accompanying exhibits shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, or incorporated by reference in any filing under the Exchange Act or the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

Exhibit
Number	Description

99.1	Press Release by SouthPeak Interactive Corporation, dated May 17, 2010

99.2	Transcript of the SouthPeak Interactive Corporation investor conference call regarding operating results for the quarter ended March 31, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 19, 2010

SouthPeak Interactive Corporation

By:	/s/ Melanie Mroz
Melanie Mroz, Chief Executive Officer

Exhibit Index

Exhibit
Number	Description

99.1	Press Release by SouthPeak Interactive Corporation, dated May 17, 2010

99.2	Transcript of the SouthPeak Interactive Corporation investor conference call regarding operating results for the quarter ended March 31, 2010

SouthPeak Interactive Corporation Reports Fiscal 2010 Third Quarter Financial Results

SouthPeak Achieves Break Even and Operating Income of $0.6 Million

MIDLOTHIAN, Va.—(BUSINESS WIRE)— SouthPeak Interactive Corporation (OTC Bulletin Board: SOPK), one of the world’s leading video game publishers, today announced financial results for the fiscal 2010 third quarter ended March 31, 2010.

Third Quarter Fiscal 2010 Financial Highlights

•
Net revenues of $7.5 million, compared with $13.5 million in the comparable fiscal 2009 period; Net revenues for the nine months ended March 31, 2010 were $34.0 million, compared with $39.0 in the same period in fiscal 2009;

•	Resolved litigation with CDV Software Entertainment A.G., resulting in the reversal of a $3.2 million reserve that was established and expensed in the second quarter of fiscal 2010;

•	Selling, general and administrative expenses decreased 31% to $4.0 million, compared with $5.8 million in the third quarter of fiscal 2009;

•	Net income improved to $192,000, or $0.00 per diluted share, compared with a net loss of ($692,000), or ($0.02) per diluted share in the comparable fiscal 2009 period;

•	Adjusted EBITDA[1] was $1.2 million, compared with an adjusted EBITDA loss of ($247,000) in the prior fiscal year period.

Third Quarter Fiscal 2010 and Recent Business Highlights

•
Secured strategic partnership agreement with Koch Media’s Deep Silver as a minority shareholder in SouthPeak and shipped first three titles under exclusive distribution license with Deep Silver’s games in North America;

•	Resolved litigation with CDV and distribution dispute with Pardox Interactive AB;

•	Acquired rights to publish Stronghold 3, Firefly Studio’s franchise that has sold over 5 million units, via retail channels and digital distribution;

•	In April, achieved record sales from My Baby franchise with over 1 million units sold in the United States and Canada;

•	Commenced marketing campaign and established launch date for Two Worlds II;

•
Released seven titles: Blood Bowl® (Windows PC and Xbox 360®), Crime Scene (Nintendo DS), Hotel Giant 2 (Windows PC); Risen (Xbox 360); Prison Break (PS3™, Xbox 360 and Windows PC); DJ Star (Nintendo DS); and Miniclip Sushi Go Round (Wii and Nintendo DS);

•	Introduced new titles since March: Dementium™ II (Nintendo DS); 3D Dot Game Heroes (PS3™); and Blood Bowl (PSP®);

•
Upcoming product releases include: Two Worlds II™ (Xbox 360®, PS3 and Windows PC), Miniclip™ Sushi Go Round (iPhone™); Secret Flirts (Wii and Nintendo DS); Spectral Force Genesis (Wii and Nintendo DS); Hospital Giant (Wii and Nintendo DS); Moto Racer (Nintendo DS); Cookie Shop (Nintendo DS); and, TNA iMPACT! Cross the Line (Nintendo DS, PSP and PSPgo).

“In conjunction with our previously announced strategy, we limited the number of titles released for the third quarter to better align our activities with the current retail environment and broader gaming industry,” said Melanie Mroz, CEO of SouthPeak. “While this impacted our sales, we believe this conservative strategy will enable us to more effectively compete among the current market conditions while continuing to maintain tight control of our expenses. We continued to reduce our operating expenses and have maintained a tight rein on our costs, and are delighted to have achieved break-even for the period.

“In recent months, we have accomplished a great deal. The success of our My Baby franchise continues to attract users and in April we reached record sales exceeding one million units. Our overall catalogue sales remain strong, which speaks to our growing brand appeal and our extensive portfolio of over 60 interactive games. We continue to add to this base by introducing new games and exciting sequels that provide a solid built-in customer base and attract new users. Most recently, we significantly strengthened our already robust line-up with our asset acquisition agreement for FireFly’s Stronghold 3, a franchise that has sold more than five million copies globally. As one of the most respected games in its genre, we expect the introduction of this sequel will bolster our sales through both retail and digital offerings. There remains a significant unrealized opportunity for our catalogue and new games among digital channels, and we are increasing our focus on building our portfolio in this arena to better capitalize on the digital opportunity.”

Terry Phillips, Chairman of SouthPeak, added, “Review scores for our much anticipated sequel Dementium II and 3D Dot Game Heroes have been outstanding and we expect both these games will be among our top contributors in the coming quarters. Initial traction with our titles released during the March quarter has been positive and we are especially encouraged by the enthusiastic reception 3D Dot Game Heroes has received thus far in the U.K.

“We have a terrific pipeline of games and are building excellent relationships with our partners, which gain us access to new titles while keeping in line with our strategy to minimize upfront development expense. We are particularly excited about the new titles released under our agreement with our strategic partner and minority stakeholder Koch Media. During the quarter we introduced three popular titles under this agreement: Risen, Prison Break and DJ Star. Each of these titles has gotten off to a strong start, and we look forward to expanding our relationship with Koch. As the exclusive publishing partner of Koch’s Deep Silver games in North America, we expect to release new titles under this arrangement in future periods. Strategic agreements such as this and our recent acquisition of the rights to develop Stronghold 3, significantly enhance our overall brand and help us to further align with our goals to maximize profit while maintaining a low cost structure,” Mr. Phillips concluded.

Third Quarter Fiscal 2010 Financial Summary

For the third quarter ended March 31, 2010, SouthPeak reported net revenues of $7.5 million, compared with $13.5 million for the third quarter ended March 31, 2009. The decrease in revenues was primarily due to a decrease in the number of titles released and fewer units sold for next generation platforms Xbox 360 and PS3, which sell at a higher MSRP compared with Nintendo DS and Wii.

For the three months ended March 31, 2010 gross profit decreased to $413,000, or 6% of revenues, from $5.3 million, or 39% of revenues, for the same period in 2009. The decrease in gross profit was due primarily to an increase in revenue contribution from Koch Media titles, which carry lower gross margins than traditional titles, as well as a decline in units sold for next generation platforms, which have a higher MSRP, in the three months ended March 31, 2010 versus the prior period.

Total operating expenses for the third quarter of fiscal 2010 resulted in an income of $173,000, compared with total operating expenses of $5.9 million for the third quarter of fiscal 2009. The significant decrease in operating expenses for the fiscal 2010 period was due primarily to a $3.2 million gain on the extinguishment of accrued litigation costs associated with the resolution of SouthPeak’s legal proceedings with CDV Software Entertainment A.G. The decrease in total operating expense for the fiscal 2010 third quarter was also due to a 69% reduction in sales and marketing expense to $1.0 million and a 38% reduction in warehousing and distribution expense, due to fewer units shipped and lower direct spending as a result of releasing fewer titles, respectively, compared with the fiscal 2009 period.

Net income for the third quarter of fiscal 2010 was $192,000, or $0.00 per diluted share based on 53.3 million weighted average shares outstanding, compared with a net loss of ($692,000), or ($0.04) per share, based on 35.9 million weighted average shares outstanding in the third quarter of fiscal 2009.

Adjusted EBITDA for the third quarter of fiscal 2010 was $1.2 million, compared with an adjusted EBITDA loss of ($247,000) in the prior fiscal year period.

The quarterly report for the period ended March 31, 2010 assumes the company will continue as a going concern. SouthPeak is currently in the process of expeditiously resolving its contingencies for amounts significantly less than currently accrued for in order to reduce aggregate liabilities its balance sheet on payments terms manageable by the Company. In addition SouthPeak is actively controlling its cost structure to better align with its revenue stream. While the Company is committed to pursuing these options and others to address its viability as a going concern, there can be no assurance that these plans will be successfully completed; and therefore, there is uncertainty about the Company’s ability to realize its assets or satisfy its liabilities in the normal course of business.

Conference Call

SouthPeak will hold an investment community conference call to discuss its financial results for the period, its latest game sales and prospects today, Monday, May 17, 2010, at 5:00 p.m. Eastern time.

To participate in the conference call, please dial (877) 407-8033 in the United States, or (201) 689-8033 internationally. Investors may also access a live audio webcast of the conference call on the events page of the Company’s investor relations website at http://investor.southpeakgames.com/southpeakgames/events.asp.

A replay of the webcast will be available approximately two hours after the conclusion of the live call and will remain available for one year following the live event. An audio replay will be available beginning approximately one hour after the conclusion of the call and will be made available until May 31, 2010. The audio replay can be accessed by dialing (877) 660-6853 or (201) 612-7415. When prompted, enter account number: 286 followed by access ID number 350257.

Use of Non-GAAP Financial Information

To supplement SouthPeak's consolidated condensed financial statements presented on a GAAP basis, SouthPeak also presents certain non-GAAP measures including adjusted EBITDA information in this press release. The company presents the following non-GAAP measures of results: operating income and earnings per share. Each is adjusted to exclude special items.

The company's management believes these non-GAAP measures provide investors, potential investors, securities analysts and others with useful information to evaluate the performance of the business, because they exclude losses that management believes are not indicative of the ongoing operating results of the business. In addition, these non-GAAP measures are used by management to evaluate the operating performance of the company. The presentation of this additional information is not meant to be considered in isolation or as a substitute for operating income or earnings per share as determined in accordance with GAAP.

The Company uses adjusted EBITDA as a measure of the Company's operating trends. Adjusted EBITDA is a non-GAAP measurement that the Company uses as a metric to provide information about SouthPeak’s operating trends. SouthPeak defines adjusted EBITDA as earnings before interest, taxes, depreciation and amortization.

	Third Quarter		Year-to-date
	2010	2009	2010	2009
Net Income	$192,140	$(691,841)	$(1,763,145)	$(1,077,049)
Depr & Amort	70,219	128,604	200,191	286,380

Amort intellectual property	95,893	1,660	315,103	113,158
Income taxes	-	-	-	(56,220)
Interest	393,404	125,281	1,201,578	284,213
EBITDA	$751,656	$(436,296)	$(46,273)	$(449,518)
Restructuring costs	-	67,631	-	628,437

Transaction costs in P&L	-	3,671	-	32,346
Noncash stock compensation	191,405	109,340	655,825	451,844

Registration statement penalty	-	86,511	-	196,511

Bad debt expense	11,957	(77,431)	(23,364)	461,191
Value of securities exchanged in conjunction with GameCock Purchase	245,000	-	245,000	-
Impairments:
Advance royalty impairment	-	-	36,000	-
Adjusted EBITDA	$1,200,018	$(246,574)	$867,188	$1,320,811

About SouthPeak Interactive Corporation

SouthPeak Interactive Corporation develops and publishes interactive entertainment software for all current hardware platforms including: PlayStation®3 computer entertainment system, PSP® (PlayStation®Portable) system, PlayStation®2 computer entertainment system, PSP®go system, Xbox 360® videogame and entertainment system, Wii™, Nintendo DS™, Nintendo DSi™ and PC. SouthPeak’s games cover all major genres including action/adventure, role playing, racing, puzzle strategy, fighting and combat. SouthPeak’s products are sold in retail outlets in North America, Europe, Australia and Asia. SouthPeak is headquartered in Midlothian, Virginia, and has offices in Grapevine, Texas and Leicester, England.

SouthPeak’s extensive portfolio of over 60 interactive entertainment games spans a variety of platforms and genres including RPG, simulation, FPS, sports, strategy, puzzle and fighting.

For additional information, please visit SouthPeak’s corporate website: www.southpeakgames.com.

If you would like to be added to SouthPeak’s email list to receive news directly, please send your request to southpeak@tpg-ir.com.

Forward-Looking Statements

This release contains “forward-looking” statements that are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These are statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “may,” “will,” “expects,” “projects,” “anticipates,” “estimates,” “believes,” “intends,” “plans,” “should,” “seeks,” and similar expressions. This press release contains forward-looking statements relating to, among other things, SouthPeak’s expectations and assumptions concerning future financial performance. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual future results to differ materially from those projected or contemplated in the forward-looking statements. Forward-looking statements may be significantly impacted by certain risks and uncertainties described in SouthPeak’s filings with the Securities and Exchange Commission.

The risks and uncertainties referred to above include, but are not limited to, risks associated with SouthPeak’s potential inability to compete with larger businesses in its industry, the limitations of SouthPeak’s business model, SouthPeak’s potential inability to anticipate and adapt to changing technology, the possibility that SouthPeak may not be able to enter into publishing arrangements with some developers, SouthPeak’s dependence on vendors to meet its commitments to suppliers, SouthPeak’s dependence on hardware manufactures to publish new videogames, SouthPeak’s potential inability to recuperate the up-front license fees paid to console manufacturers, SouthPeak’s dependence on a limited number of customers, SouthPeak’s potential dependence on the success of a few videogames, SouthPeak’s dependence on developers to deliver their videogames on time, the potential of litigation, interference with SouthPeak’s business from the adoption of governmental regulations; and the inability to obtain additional financing to grow its business.

1 Adjusted EBITDA is a non-GAAP measurement that the Company uses as a metric to provide information about SouthPeak’s operating trends. SouthPeak defines adjusted EBITDA as earnings before interest, taxes, depreciation and amortization.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2010	June 30, 2009
Assets

Current assets:
Cash and cash equivalents	$323,418	$648,311
Restricted cash	2,400	1,245,582
Accounts receivable (net of allowance)	4,987,418	4,972,417
Inventories	2,398,887	4,459,837
Current portion of advances on royalties	7,837,993	8,435,415
Current portion of intellectual property licences	383,571	410,995
Related party receivables	62,611	33,207
Prepaid expenses and other current assets	870,664	573,145

Total current assets	16,866,962	20,778,909

Property and equipment, net	2,729,676	2,754,139
Advances on royalties, net of current portion	5,735,156	1,556,820
Intellectual property licenses, net of current portion	1,630,179	1,917,858
Goodwill	7,911,800	7,490,065
Intangible assets, net	20,358	43,810
Other assets	11,441	11,872

Total assets	$34,905,572	$34,553,473

Liabilities and Shareholders' Equity

Current liabilities:
Line of credit	$4,744,191	$5,349,953
Current maturities of mortgage payable	64,536	50,855
Accounts payable	10,958,154	19,686,168
Accrued royalties	2,892,311	414,696
Accrued expenses and other current liabilities	5,388,792	2,419,100
Accrued lawsuit liability	-	-
Deferred revenues	295,301	2,842,640
Due to shareholders	-	232,440
Due to related parties	13,200	125,045
Production advance payable	3,755,104	-
Accrued expenses - related party	220,929	184,766
Total current liabilities	28,332,518	31,305,663

Long-term debt, net of current maturities	1,557,791	1,538,956
Total liabilities	29,890,309	32,844,619

Commitments and contingencies	-	-

Shareholders' equity:

Preferred stock	-	-
Series A convertible preferred stock	5,882	4,453
Common stock	565	595
APIC	30,011,895	25,210,926
Accumulated deficit	(24,908,945)	(23,145,800)
Accumulated other comprehensive income	(94,134)	(361,320)

Total shareholders' equity	5,015,263	1,708,854
Total liabilities & shareholders' equity	$34,905,572	$34,553,473

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Nine Months Ended
	March 31, 2010	March 31, 2009

Net revenues	34,312,441	39,213,650

Cost of goods sold:
Product costs	12,474,987	17,836,565
Royalties	9,871,028	5,015,222
Write off of acquired game title sequels	-	-
Intellectual property licenses	315,350	113,158

Total cost of goods sold	22,661,365	22,964,945

Gross profit	11,651,076	16,248,705

Operating expenses:
Warehousing and distribution	934,520	1,000,766
Sales and marketing	6,858,902	9,114,169
Gain on settlement of trade payables	(3,252,371)	-
Restructuring costs	-	628,437
Transaction costs	-	32,346
Gain on Settlement of Lawsuit	(3,249,610)	-
Litigation costs	3,075,206	-
Gain on extinguishment of contingent payment	(908,210)	-
General and admninistrative	8,754,206	6,265,823

Total operating expenses	12,212,643	17,041,541

Operating Income	(561,567)	(792,836)

Interest expense	1,201,578	284,213

Income (loss) before income taxes	(1,763,145)	(1,077,049)
Income tax expense	-	-

Net income (loss)	(1,763,145)	(1,077,049)

Deemed dividend related to beneficial conversion
feature on Series A convertible preferred stock	-	1,142,439

Net (loss) income attributable to common shareholders	(1,763,145)	(2,219,488)

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended
	March 31, 2010	March 31, 2009

Net revenues	7,538,840	13,517,073

Cost of goods sold:
Product costs	3,778,704	5,471,239
Royalties	3,251,395	2,714,042
Write off of acquired game title sequels	-	-
Intellectual property licenses	95,893	1,660

Total cost of goods sold	7,125,992	8,186,941

Gross profit	412,848	5,330,132

Operating expenses:
Warehousing and distribution	327,286	524,203
Sales and marketing	988,226	3,163,630
Gain on settlement of trade payables	4,118	-
Restructuring costs	-	67,631
Transaction costs	-	3,671
Gain on Settlement of Lawsuit	(3,249,610)	-
Litigation costs	-	-
Gain on extinguishment of contingent payment	(908,210)	-
General and admninistrative	2,665,494	2,137,557

Total operating expenses	(172,696)	5,896,692

Operating Income	585,544	(566,560)

Interest expense	393,404	125,281

Income (loss) before income taxes	192,140	(691,841)
Income tax expense

Net income (loss)	192,140	(691,841)

Deemed dividend related to beneficial conversion
feature on Series A convertible preferred stock	-	-

Net (loss) income attributable to common shareholders	192,140	(691,841)

Contacts
Investors
The Piacente Group, Inc.
Brandi Floberg or Lee Roth
212-481-2050
southpeak@tpg-ir.com

Source: SouthPeak Interactive Corporation

Vcall 601 Moorefield Park Dr. Richmond, VA 23236 Phone: 888-301-5399 Fax: 804-327-7554 info@vcall.com www.vcall.com www.investorcalendar.com

Transcript of
SouthPeak Interactive (SOPK)
Fiscal 2010 Third Quarter Earnings Conference Call
May 17, 2010

Participants
Brandi Floberg, Piacente Group, IR
Melanie Mroz, CEO
Reba McDermott, Chief Financial Officer
Terry Philips, Chairman

Presentation

Operator
Greetings and welcome to the SouthPeak Interactive fiscal 2010 third quarter earning conference call.  At this time all participants are in a listen-only mode.  A brief question and answer session will follow the formal presentation.  If anyone should require operator assistance during the conference, please press *0 on your telephone keypad.  As a reminder this conference is being recorded.  I would now like to turn the conference over to your host, Ms. Brandi Floberg.  Thank you, you may begin.

Brandi Floberg – Piacente Group – Investor Relations
Hello everyone and welcome to SouthPeak Interactive Corporation Fiscal 2010 third quarter earnings conference call.  On the call today will be SouthPeak CEO Melanie Mroz, Chief Financial Officer, Reba McDermott and Chairman, Terry Philips.  Before we begin I would like to quickly review the company’s Safe Harbor statement by reminding everyone the statements made during this call that are not historical facts are considered Forward Looking Statements under the federal securities laws.  These Forward Looking Statements are based on the beliefs of our management as well as assumptions made by information currently available to us.  SouthPeak assumes no duty or obligation to update these Forward Looking Statements even though its situation may change in the future.  Actual operating results may vary significantly from these Forward Looking Statements based on a variety of factors.  We encourage you to review SouthPeak filings with the Securities and Exchange Commission which are available under the corporate section of the company’s website at www.southpeakgames.com and at www.sec.gov.  For additional information on risk factors that could cause actual results to differ materially for some current expectations please read SouthPeak’s annual and quarterly reports filed with the SEC.  SouthPeak will also be discussing GAAP and non-GAAP measures today.  SouthPeak’s reconciliation of GAAP and non-GAAP results is available in the press release, the company issues today, which is also available on SouthPeak’s website.  I would now like to turn the call over to SouthPeak CEO, Melanie Mroz.

Transcript: SouthPeak Interactive (SOPK) Fiscal 2010 Third Quarter Earnings Conference Call May 17, 2010

Melanie Mroz – SouthPeak Interactive –  President & CEO
Thank you Brandi and thank you all for joining us today.  Consistent with our previously announced strategies we have limited the number of titles released during the first quarter.  While this impacted our sales in the short term we are pleased with the gains we have made with this strategy as it allows us to keep our expenses in line and offers us additional visibility to our top and bottom line as we are managing the number of titles released and decreasing our associated expenses with sales and marketing and warehousing costs while continuing to introduce new compelling titles.  We are confident that this move will best align our business with the current regional environment.  Although we are cautiously optimistic with respect to the industry’s prospect for the balance of calender 2010 we remain vigilant in our cost control.

During the period we have effectively reduced our overall operating expenses compared with both with last year and last quarter as we continue to closely monitor our G&A.  I am pleased with our results for the first nine months of fiscal 2010 which reflect our business on a normalized basis.  We are proud to have achieved adjusted EBITDA profitability as well as positive GAAP net income for the quarter.  We are pleased to have resolved both the CDV litigation and the Paradox dispute putting these issues behind us and shedding the associated costs and distraction so that we can move forward and continue to focus on growing our business.

During the quarter we officially launched our strategic partnership with Koch Media’s Deep Silver and released the first three titles and we are very pleased with the initial results and direction of this relationship.  We believe this partnership will yield significant value for both SouthPeak and Deep Silver and look forward to an ongoing collaboration.  Before I turn the call over to Reba and Terry, I would like to highlight two very significant announcements that we made earlier this month.  The success of our My Baby franchise continues to attract users with our release in the holiday selling season of My Baby first steps.  In April we have reached an important milestone with record sales for the franchise exceeding one million units.  Our overall catalogue sales remain strong which speaks to our growing brand appeal and our extensive portfolio of over 60 interactive games.  We continue to add to this space by introducing new games and exciting sequels that provide a solid built-in customer base and attract new users.  My Baby is the perfect example of the lasting popularity of some of our games.  We believe that they remain a considerable growth opportunity with this franchise and with our broader catalogue, continue to capture new revenue.

Recently we significantly strengthened our already robust 2011 line up as we purchase the assets to publish Firefly Studio’s Stronghold 3.  This is an extremely exciting franchise as it has sold more than 5 million copies globally estimated over $50 million in sales.  As one of the most respected games in its genre we expect this to be among our premier title introduction with current plans to release this game in Spring 2011.  In line with our strategy to release sequels to already popular titles we expect this high profile game to enhance our portfolio in brand with notable contributions to our top line through both retail and digital offerings.  We continue to gain interaction in a digital market and this addition of further lines have brought our strategy to better capitalize on the rapidly growing digital channel platform where they remains a significant unrealized opportunity for a catalogue and new titles.  With that overview, I would now like to turn the call over to Reba McDermott to provide a summary of our financial results.  I would also like to welcome and congratulate Reba who we promoted to Chief Financial Officer in April based on her outstanding performance as our Chief Accounting Officer, her deep knowledge is accompanying her strong accounting background.  Reba, congratulations and please go ahead.

Transcript: SouthPeak Interactive (SOPK) Fiscal 2010 Third Quarter Earnings Conference Call May 17, 2010

Reba McDermott – SouthPeak Interactive – Chief Financial Officer
Thank you Melanie and good evening everyone.  On today’s call I will review SouthPeak’s financial performance for the fiscal 2010 third quarter ended March 31st, 2010.  Revenue for the quarter was $7.5 million, a decrease of 44% from revenue of $13.5 million for the comparable period and fiscal year 2009.  A decrease in revenue was primarily driven by the decrease in the number of new titles we have released and fewer units sold for next generation platforms Xbox 360 and PS3 which sell at a higher MSRP compared with Nintendo DS and Wii.  Our average net revenue per until decreased from $19.01 in the fiscal 2009 period to $14.09 in the fiscal 2010 period.  For the three months ended March 31, 2010 gross profit decreased to $413,000, or 6% of revenues, from $5.3 million, or 39% of revenues, for the same period in 2009. The decrease in gross profit dollars and gross margin was due primarily to an increase in revenue contribution from Koch Media titles, which carry lower gross margins than traditional self published titles as well as a reduced contribution from titles released on next generation platforms, which have a higher MSRP and an overall lower royalty rate as a percentage of wholesale prices.

Total operating expenses for the third quarter of fiscal 2010 decreased significantly and we recognized an income of $173,000 compared with total operating expenses of $5.9 million for the third quarter of fiscal 2009.  The substantial improvement in operating expenses for the third quarter of 2010 was primarily the result of two unusual items in the quarter.  First we recognized a gain of $3.2 million during the period on the extinguishment of accrued litigation costs associated with the resolution of our legal proceedings with CDV Software Entertainment A.G.  This gain normalizes our expenses based on the $3.1 million in charges we incurred in the second quarter of fiscal 2010 for litigation costs and a reserve associated with the preliminary judgement from our legals proceedings with CDV.  As we stated on our last call we believe that we would be able to recoup these expenses that were set aside for litigation to resolution.  Second we also recognized a gain on settlement of contingent purchase price obligations related to legal obligations associated with our game corp’s subsidiary of $908,000 during the third quarter of fiscal 2010.  Excluding these non-recurring gains totaling $4.2 million we improved our total operating expenses by 32% year over year based on our strategy to maintain tight cost control.  We reduced our sales and marketing expenses for the period by 69% to $1 million compared with $3.2 million in the comparable prior year.  The reduction in sales and marketing costs are due to lower direct spending as a result of releasing fewer titles in a more vigilant approach to product marketing.  We also improved our warehousing and distribution expenses for the third quarter of fiscal 2010 which decreased by 39% to $327,000 compared with $524,000 for the third quarter of fiscal 2009.  We believe that this is a solid reflection of the scalability and flexibility of our business model as we can move quickly to adjust expense levels to bring them in line with anticipated market demand.

Net income for the third quarter of fiscal 2010 was $192,000, or break even based on 53.3 million weighted average shares outstanding.  This compares with a net loss of $692,000, or $0.04 per share in the third quarter of fiscal 2009 based on 35.9 million weighted average shares outstanding.  Earnings before interest, taxes, depreciation and amortization or adjusted EBITDA for the third quarter as fiscal 2010 was $1.2 million compared with an adjusted EBITDA loss of $247,000 for the prior fiscal year.

Transcript: SouthPeak Interactive (SOPK) Fiscal 2010 Third Quarter Earnings Conference Call May 17, 2010

Turning to our cash flow statement cash used in operating activities for the nine months ended March 31st, 2010 were $258,000 compared with $5.5 million for the same period in the prior year.  Our quarterly report for the period ended March 31st, 2010 assumes the company will continue as a going concern.  We are in the process of resolving our contingencies for amounts significantly less than currently accrued for in order to reduce liabilities its balance sheet and make payments terms more manageable for the Company.  We are actively controlling our cost structure to better align with our revenue stream.  While we are committed to pursuing these and other options to address our viability as a going concern, there can be no assurance that these plans will be successfully completed.  Subsequent to the close of the quarter we completed a financing of approximately $1 million and we will continue taking action to improve our balance sheet and liquidity.  That concludes my comments on the financial results so I would like to turn the call over to our Chairman, Terry Philips.  Terry.

Operator
All lines are live.

Reba McDermott – SouthPeak Interactive – Chief Financial Officer
Yeah, we need Terry.

Terry Philips – SouthPeak Interactive – Chairman
Thank you Reba and good evening everyone.  I believe the results of the quarter and feel that we have made great progress in a very challenging environment.  We had a terrific product pipeline and excited about these titles released in the current quarter.  These titles are much anticipated Dementium II sequel for the Nintendo DS which has released great review scores.  Metacritic has given his game 79 out of 100 and this game has achieved several other near perfect scores in both the US and in the UK.  We released 3D Dot Game Heros for the PS3 this past weekend in Europe.  This game has achieved great reviews to date with Metacritic ratings of 80 and other leading reviews scoring this game at above 90.  This is a reflection of strong headway made by our international group and we are pleased with the initial response from European gamers who have put 3D Dot Heros near the top of the sales chart almost immediately upon its release.  We have a robust and exciting pipeline among our upcoming product releases scheduled for the near term is the much anticipated launch Two Worlds II for the Xbox 360 and Windows PC as well as the expanse in this popular title to the PS3 platform to capture a new audience.  The success of the first game in the series we are delighted to introduce the newest version with enhancements that we think will drive additional interests from built in user base as well as attract new players.  We have trying to ship Two Worlds II to retail stores this September.  Our branded title TNA iMPACT! Cross the Line remains on tract for release this summer.  We are pleased that Nintendo DS version of this game will feature TNA’s biggest star in one of the most recognizable figures in pro-wrestling history, Hulk Hogan, who joined TNA brand earlier this year.  As Melanie mentioned we are very excited to have acquired publishing rights to Stronghold 3 from Firefly Studios.  Stronghold has sold over 5 million copies generating more than $15 million in sales to date owing to a large and dedicated fan base.  Stronghold is one of the premier franchises in the Real-time strategy genre and we look forward to its release next year.  As I mentioned on our last call we are looking at social gaming sector as a means to further diversify our offering and involved with the industry direct consumer focus.  We remain on tract with our plan launch of our first game for Facebook later this year.  We see a lot of potential for the company to capitalize on new opportunities in these popular and growing distribution pattern.  We continue to evaluate a release schedule and maintain a cautious stance at this stage so the keen focus on level to consumer spending is well over the overall retail and market constraint.  Regardless of these conditions our strategic goals remain the same and we are well equipped to release an increasing number of titles as we see these market conditions become more favorable.  Our extensive portfolio of titles now exceed 16 interactive entertainment games across the all leading platforms.  Our branded games address a variety of genres which allow us to cross sell our games in the fields of all ages and interests but continuing to build our leading publishing brand.  With that we would like to now open the call to your questions.  Operator?

Transcript: SouthPeak Interactive (SOPK) Fiscal 2010 Third Quarter Earnings Conference Call May 17, 2010

Operator:
Thank you.  Ladies and gentlemen we will now be conducting a question and answer session.  If you would like to ask a question, please press *1 on your telephone keypad.  A confirmation tone will indicate your line is in the question queue.  You may press *2 if you would like to remove your question from the queue.  For participants using speaker equipment, it may be necessary to pick up your handset before pressing the * keys.  One moment please while we poll for questions.  Once again ladies and gentlemen if you would like to ask a question please press *1 on your telephone keypad.  It appears there are no questions at this time.

Reba McDermott – SouthPeak Interactive – Chief Financial Officer
Alright, thank you all for joining us.

Operator
Thank you.  Ladies and gentleman this concludes today’s teleconference.  You may disconnect your lines at this time.  Thank you for your participation.